UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ALTISOURCE ASSET MANAGEMENT CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

02153X108
(CUSIP Number)

December 31, 2020
(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☒ Rule 13d-1 (c)

☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 1 OF 9

1.		NAMES OF REPORTING PERSONS Snow Park Capital Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,643
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,643
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 2 OF 9

1.		NAMES OF REPORTING PERSONS Snow Park Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,643
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,643
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 3 OF 9

1.		NAMES OF REPORTING PERSONS Snow Park Capital Partners GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,643
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,643
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 4 OF 9

1.		NAMES OF REPORTING PERSONS Jeffrey Pierce
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 71,643
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 71,643
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,643
10.		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES □ (SEE INSTRUCTIONS)
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%
12.		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 5 OF 9

Item 1(a).	Name of Issuer:

Altisource Asset Management Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5100 Tamarind Reef Christiansted, United States Virgin Islands 00820

Item 2(a).	Name of Person(s) Filing:

Snow Park Capital Partners, LP Snow Park Capital Management, LLC Snow Park Capital Partners GP, LLC Jeffrey Pierce

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

Snow Park Capital Partners, LP
1345 Avenue of the Americas
33rd Floor
New York, New York 10105

Snow Park Capital Management, LLC
1345 Avenue of the Americas
33rd Floor
New York, New York 10105

Snow Park Capital Partners GP, LLC
1345 Avenue of the Americas
33rd Floor
New York, New York 10105

Jeffrey Pierce
c/o Snow Park Capital Partners, LP
1345 Avenue of the Americas
33rd Floor
New York, New York 10105

Item 2(c).	Citizenship:

For citizenship information see Item 4 of the cover sheet of each Reporting Person.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

02153X108

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 6 OF 9

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E)

	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

See Items 5-9 and 11 on the cover page for each Reporting Person, and Item 2. The percentage ownership of each Reporting Person as of December 31, 2020 is based on 1,650,212 common shares outstanding as of October 30, 2020, as reported in the Issuer's Form 10-Q Quarterly Report filed on November 6, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

All of the common stock reported herein is held in the accounts of clients of Snow Park Capital Partners, LP, none of which individually own more than 5% of the Issuer’s outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 7 OF 9

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 8 OF 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2021
(Date)

Snow Park Capital Partners, LP

By:	/s/ Jeffrey Pierce
Jeffrey Pierce, managing member of Snow Park Capital Management, LLC

Snow Park Capital Management, LLC

By:	/s/ Jeffrey Pierce
Managing Member

Snow Park Capital Partners GP, LLC

By:	/s/ Jeffrey Pierce
Managing Member

/s/ Jeffrey Pierce
Jeffrey Pierce

CUSIP No. 02153X108	SCHEDULE 13G	PAGE 9 OF 9

EXHIBIT INDEX

Exhibit.	Document
A	Joint Filing Agreement, dated February 9, 2021, among Snow Park Capital Partners, LP, Snow Park Capital Management, LLC, Snow Park Capital Partners GP, LLC and Jeffrey Pierce.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Altisource Asset Management Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 9, 2021.

February 9, 2021
(Date)

Snow Park Capital Partners, LP

By:	/s/ Jeffrey Pierce
Jeffrey Pierce, managing member of Snow Park Capital Management, LLC

Snow Park Capital Management, LLC

By:	/s/ Jeffrey Pierce
Managing Member

Snow Park Capital Partners GP, LLC

By:	/s/ Jeffrey Pierce
Managing Member

/s/ Jeffrey Pierce
Jeffrey Pierce